  Exhibit 21
Subsidiaries

Name of Subsidiary	State or Other Jurisdiction of Incorporation or Organization
SeD Home Inc.	Delaware
SeD USA, LLC	Delaware
150 Black Oak GP, Inc.	Texas
SeD Development USA, Inc.	Delaware
150 CCM Black Oak Ltd.	Texas
SeD Ballenger, LLC	Delaware
SeD Maryland Development, LLC	Delaware
SeD Development Management, LLC	Delaware
SeD Builder, LLC	Delaware
SeD Texas Home, LLC	Delaware
SedHome Rental Inc	Texas